Exhibit 21.1

Subsidiaries of the Registrant

The following are wholly-owned subsidiaries of the registrant, Masimo Corporation, a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Masimo Americas, Inc.	Delaware
Masimo Japan Corporation	Japan
Masimo Europe Ltd.	England and Wales
SpO2.com, Inc.	Delaware
Masimo Canada ULC	Nova Scotia
Masimo Australia Pty Ltd	Australia
Masimo Importacao e Distribuicao de Produtos Medicos Ltda.	Brazil